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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                                (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
              OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             BENJAMIN MOORE & CO.
                      (Name of Subject Company (Issuer))

                         B ACQUISITION, INC. (OFFEROR)
                   BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                  COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
                        (Title of Class of Securities)

                                   615649100
                     (CUSIP Number of Class of Securities)

                                ---------------

                                MARC D. HAMBURG
                                VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                   COPY TO:
                            ROBERT E. DENHAM, ESQ.
                          MUNGER, TOLLES & OLSON LLP
                            355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

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                           CALCULATION OF FILING FEE

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
 Transaction
  Valuation*                   Amount of Filing Fee
---------------------------------------------------
$1,005,511,727                       $201,102
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
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 26,469,381 shares of the outstanding Common Stock, par value $3.33 1/3 per share, of the Subject Company ("Subject Company Common Stock") as of November 8, 2000, (ii) 1,288,906 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of November 8, 2000, with an average exercise price of $27.16, and (iii) the repayment to the Company of approximately $9.3 million in loans under the Subject Company's Employee Stock Purchase Plan and stock option plans, upon the purchase of Shares by the Offeror.

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[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: None.

    Form or Registration No.: Not applicable.

    Filing Party: Not applicable.

    Date Filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

  This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by B Acquisition, Inc., a New Jersey corporation ("Purchaser") and wholly owned subsidiary of Berskshire Hathaway Inc., a Delaware corporation ("Berkshire"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $3.33 1/3 per share (the "Shares"), of Benjamin Moore & Co., a New Jersey corporation (the "Company"), at a purchase price of $37.82 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which together with the Offer to Purchase and any amendments and supplements thereto collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The Agreement and Plan of Merger, dated as of November 8, 2000, among Berkshire, Purchaser, and the Company and the Shareholders Agreement, dated as of November 8, 2000, among Berkshire, Purchaser and certain of the Company's shareholders were filed with the Securities and Exchange Commission as exhibits to the Current Report on Form 8-K filed by the Company on November 9, 2000, and are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

  (c)(3-4) None of Berkshire, Purchaser nor, to the best of their knowledge, any of the persons listed on Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

ITEM 12. EXHIBITS.

   (a)(1) Offer to Purchase dated November 17, 2000.

   (a)(2) Form of Letter of Transmittal.

   (a)(3) Form of Notice of Guaranteed Delivery.

   (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies, and Other Nominees.

   (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies, and Other Nominees.

   (a)(6) Text of joint press release, issued by Berkshire and the Company, dated November 8, 2000 (incorporated by reference to the Tender
           Offer Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on November 9, 2000).

   (a)(7) Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

   (a)(8) Form of summary advertisement dated November 17, 2000.

   (b)    None.

   (c)    None.

   (d)(1) Agreement and Plan of Merger, dated as of November 8, 2000, among
           Berkshire, Purchaser, and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 9, 2000).

   (d)(2) Shareholders Agreement, dated as of November 8, 2000, among Berkshire
           Purchaser, and certain shareholders of the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 9, 2000).

   (e)    None.

   (f)    None.

   (g)    None.

   (h)    None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          B ACQUISITION, INC.

                                                  /s/ Marc D. Hamburg
                                          By __________________________________
                                             Name: Marc D. Hamburg
                                             Title: Vice President

                                          BERKSHIRE HATHAWAY INC.

                                                  /s/ Marc D. Hamburg
                                          By __________________________________
                                             Name: Marc D. Hamburg
                                             Title: Vice President and Chief
                                              Financial Officer


Dated: November 17, 2000

                                 EXHIBIT INDEX

 (a)(1) Offer to Purchase dated November 17, 2000.

 (a)(2) Form of Letter of Transmittal.

 (a)(3) Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies, and Other Nominees.

 (a)(6) Text of joint press release, issued by Berkshire and the Company, dated
         November 8, 2000 (incorporated by reference to the Tender Offer
         Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on November 9, 2000).

 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

 (a)(8) Form of summary advertisement dated November 17, 2000.

 (b)    None.

 (c)    None.

 (d)(1) Agreement and Plan of Merger, dated as of November 8, 2000, among
         Berkshire, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 9, 2000).

 (d)(2) Shareholders Agreement, dated as of November 8, 2000, among Berkshire
         Purchaser, and certain shareholders of the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 9, 2000).

 (e)    None.

 (f)    None.

 (g)    None.

 (h)    None.

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